FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Wins Three Prestigious Red Dot Awards for Product Design	2.

Document 1

  NEWS RELEASE
July 7, 2014

FOR IMMEDIATE RELEASE

BlackBerry Wins Three Prestigious Red Dot Awards for Product Design

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, earned three acclaimed Red Dot Awards for the high design quality of its BlackBerry® Q10, BlackBerry® Q5 and BlackBerry® Z30 smartphones. This year, the Red Dot Award’s international, 40-member expert panel evaluated 4,815 entries from 53 countries. Winners were selected based on the quality and innovative strength of each product.

“We pride ourselves on industrial design that is simple and intuitive in functionality, while maintaining iconic and familiar elements such as our keyboard and productivity-based user experience,” said Brian Paschke, Senior Industrial Designer, Portfolio Direction at BlackBerry. “While our smartphones have evolved over time, we remain focused on being highly detail oriented in order to deliver modern and high quality devices.”

The winners of this year’s Red Dot Awards will be recognized in Essen, Germany at the Red Dot Gala and subsequent Designers’ Night.

“The BlackBerry Design Team is honored to accept the prestigious Red Dot Product Design Award for the Q10, Q5 and Z30,” said Alison Phillips, Managing Director of Industrial Design at BlackBerry. “This award is a welcomed addition to the Red Dot Product Design award the team received for the BlackBerry Z10 smartphone last year.”

The award-winning products from the Red Dot Award: Product Design 2014 will also be presented in the Red Dot Museum – a special exhibition where visitors will get hands-on time with the winning BlackBerry devices from July 8 to August 3. This year’s Red Dot Musuem houses the largest exhibition of contemporary design worldwide with approximately 2,000 exhibits spread over an area of more than 4,000 square metres.

“The 40 experts assessed the quality of the entries with the utmost care and attention,” said Professor and Doctor Peter Zec, Initiator and CEO of Red Dot. “Due to their backgrounds, they also assessed the special cultural aspects of the designs from 53 countries. But only the best products receive an award from the jury. This is especially reflected in the percentage of successful entries in the Red Dot Award, which is much smaller in contrast to other international design competitions. Therefore, the winners can be proud of their achievements – with their entries; they stood out from the rest and were able to pass the test in front of the critical eyes of the experts. This success will be perceptible during the Red Dot Gala, when the laureates will receive the recognition of the international audience.”

About BlackBerry
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About The Red Dot Design Award
With the Red Dot Design Award, the Design Zentrum Nordrhein Westfalen created an internationally renowned product competition. Its prize, the Red Dot, has established itself worldwide as one of the most sought-after quality marks for excellent design. The Design Zentrum Nordrhein Westfalen displays the award-winning products in the Red Dot Design Museum Essen for at least one year.

In order to appraise the diversity in the field of design in a professional manner, the Red Dot Design Award breaks down into the three disciplines Red Dot Award: Product Design, Red Dot Award: Communication Design and Red Dot Award: Design Concept.

Further information at: www.red-dot.de/press

Press contact:
Media Contact:
BlackBerry Media Relations
+1-519-597-7273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 7, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer